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                           December 3, 2021

       Phong Le
       President & Chief Financial Officer
       Microstrategy Incorporated
       1850 Towers Crescent Plaza
       Tysons Corner, VA 22182

                                                        Re: Microstrategy
Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2021
                                                            Filed October 22,
2021
                                                            File No. 000-24435

       Dear Mr. Le:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. References to prior comments refer to comments in our October 7, 2021 letter.

       Form 10-Q for the Quarterly Period Ended September 30, 2021

       Non-GAAP Financial Measures, page 29

   1. We note your response to prior comment 5 and we object to your adjustment for bitcoin impairment charges in
your non-GAAP measures. Please revise to remove this
                                                        adjustment in future
filings. Refer to Rule 100 of Regulation G.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Phong Le
Microstrategy Incorporated
December 3, 2021
Page 2



       You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney at (202) 551-8816 or Larry Spirgel at (202) 551-3815 with any other questions.



FirstName LastNamePhong Le                                 Sincerely,
Comapany NameMicrostrategy Incorporated
                                                           Division of
Corporation Finance
December 3, 2021 Page 2                                    Office of Technology
FirstName LastName